United States securities and exchange commission logo





                             May 28, 2021

       Evgenii Pak
       President
       Cyber App Solutions Corp.
       485-3, Apt. 201 Yeonsu-dong
       Yeonsu-gu, Incheon, South Korea 21912

                                                        Re: Cyber App Solutions
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 10, 2021
                                                            File No. 333-254676

       Dear Mr. Pak:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 5

   1. Please provide a summary of the material terms of the Mobile Application Developing and Intellectual
Property Assignment Agreeement. Discuss that the client is entitled to a full refund if the
client does not accept the work.
       Description of Business, page 20

   2. You state that you started to develop a Mental Math application which you plan to complete by June 30,
2021 and for which you have budgeted $5,000. Given that you
                                                        currently have no
assets, please discuss how you will fund this development. Clarify whether you will not be
able to complete development without the funds from this
                                                        offering.
 Evgenii Pak
Cyber App Solutions Corp.
May 28, 2021
Page 2
Item 16. Exhibit, page 39

3. Please file an updated consent of the independent registered accounting firm.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameEvgenii Pak                                 Sincerely,
Comapany NameCyber App Solutions Corp.
                                                              Division of
Corporation Finance
May 28, 2021 Page 2                                           Office of
Technology
FirstName LastName